6601 Lyons Road

L 6 Coconut Creek, FL 33073

Telephone 561.212.3816

Facsimile 754.227.5970

December 15, 2017

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Lisa Krestynick, Staff Attorney,

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:

NutraFuels, Inc. (the “Company”)

Registration Statement on Form 10-12G Filed December 4, 2017

File No. 0-55144

Dear Mr. Gilmore:

Please find below, the responses to the Commission’s Comment Letter dated December 4, 2017 regarding the above referenced registration statement (the “Registration Statement”)

SEC Comment 1.

Item 1. Business, page 5

Our Business, page 5

1. We note your response to comment 3. Please expand your disclosure to identify the other countries in which your distributors sell your products and address any relevant regulations in those jurisdictions that might impact your operations. In that regard, please see Item 101(h)(4)(i) and (ix) of Regulation S-K.

Company Response to SEC Comment 1.

The Company does not sell its products in foreign jurisdictions. Its private label distributor, My Daily Choice sells products in the Philippines and Africa.  Only a nominal portion of My Daily Choice’s revenues are derived from sales outside the U.S. My Daily Choice represented only 13.58% of the Company’s sales in the nine (9) month period ended September 30, 2017. As such, it is unlikely that regulations in foreign jurisdictions would impact our operations.

SEC Comment 2.

Our Hemp Based Products, page 5

2. We note your revised disclosure here and at page 13 that your “products have no THC.” Please reconcile that assertion with other disclosure which indicates that your CBD oil is derived from a plant which may contain THC.

Company Response to SEC Comment 2.

We have revised our disclosure to remove the statements that our products have no THC.

SEC Comment 3.

Government Regulation, page 13

3. We note your responses to comments 8 and 9 and the revised disclosure you provide regarding FDA regulation. Please further revise or tell us why you believe that your CBD products would not require FDA approval. For example, the FDA website indicates that the FD&C Act defines drugs, in part, by their intended use to cure, mitigate, treat, or prevent disease. It also provides examples of products that are drugs, including a fragrance marketed with certain “aromatherapy” claims, such as assertions that the scent will help the consumer sleep, and a massage oil that is intended for a therapeutic use, such as relieving muscle pain. Refer to Is It a Cosmetic, a Drug, or Both? (Or Is It Soap?), FDA (last updated Apr. 30, 2012),https://www.fda.gov/Cosmetics/GuidanceRegulation/LawsRegulations/ucm074201.htm. In light of this guidance, we note your disclosure at page 6 that your HempGenix Spray and Hemp CBD Spray contain “CBD oil and [are] designed to,” among other things, “[s]upport pain relief” and “[a]id in sleep.”

Company Response to SEC Comment 3.

We have modified our disclosure under the headings, “Our Hemped Based Products” and “Regulation” as follows:

Our Hemp Based Products

In March of 2017, we completed development of our HempGenix and Hemp CBD which contain CBD (Cannabidiol) oil.  Sales of these products represented approximately seventy five percent (75%) of our sales during the nine (9) month period ended September 30, 2017.

The CBD oil used in our two hemp based products is derived from the seeds and mature stalks of the Cannabis Sativa plant which includes all parts and varieties of the cannabis sativa plant, which contain a tetrahydrocannabinol concentration (“THC”) that does not exceed 0.3 percent on a dry-weight basis." Under 21 U.S.C. § 802(16), the seeds (incapable of germination) and the mature stalks of the Cannabis Sativa plant, together with products made from these parts, are known as “Hemp Finished Products”  The sale of our Hemp Finished Products are potentially subject to a complex web of Federal and state regulations that are evolving at a rapid rate. The FDA, DEA and other agencies may change their rules at any time. Should we become subject to FDA, DEA or other enforcement proceedings we would have to cease operations.

The Food and Drug Administration (“FDA”) under the Federal Food, Drug, and Cosmetic Act, ("FDCA"), regulates the formulation, manufacturing, packaging, labeling, distribution and sale of drugs, food, including dietary supplements, and over-the-counter drugs.  The FDA has determined that products containing THC and CBD are drugs which require FDA approval. The FDA has not created an exemption that would make its regulations not applicable to Hemp Finished Products.  Further to date, the FDA has not approved any product containing or derived from marijuana for any indication and has not found any such product to be safe or effective for the treatment of any disease or condition. We have not obtained and do not plan to obtain FDA approval of our Hemp Finished Products. All of our Hemp Finished Products include the following statement, “this product is not intended to diagnose, treat, cure, or prevent any disease or health condition”.

Government Regulation

Our operations are potentially subject to a complex web of Federal and state regulations that are evolving at a rapid rate. The formulation, manufacturing, packaging, labeling, advertising, and distribution of our products are subject to regulation by one or more federal agencies, principally the Food and Drug Administration (“FDA”),, the Federal Trade Commission ("FTC"), and, to a lesser extent, the Consumer Product Safety Commission ("CPSC"), the United States Department of Agriculture (“USDA”), Drug Enforcement Agency (“DEA”) and the Environmental Protection Agency (“EPA”). Our activities are also regulated by various governmental agencies for the states and localities in which our products are sold, as well as by governmental agencies in certain countries outside the United States in which our products are sold.

Under the rules and regulations of the FDA, certain of our products are dietary supplements not subject to FDA approval while our Hemp Finished Products require FDA approval prior to sale as a food, drug or dietary supplement.

Even though our Hemp Finished Products do not cause the "high" associated with the THC in marijuana, we are subject to expansive regulation which continues to evolve.

On December 14, 2016, the DEA issued a final rule effective January 13, 2017 creating a separate Administration Controlled Substances Code Number for “Marihuana Extract” under Schedule I, defining it as “an extract containing one or more cannabinoids,” and stated that “all extracts that contain CBD will also contain at least small amounts of other cannabinoids.”  Subsequent thereto, the DEA clarified that: (i) the new drug code (7350) does not include materials or products that are excluded from the definition of marijuana set forth in the Controlled Substances Act (“CSA”), (ii) the new drug code includes only those extracts that fall within the CSA definition of marijuana and (iii) if a product consisted solely of parts of the cannabis plant excluded from the CSA definition of marijuana, such product would not be included in the new drug code (7350) or in the drug code for marijuana (7360).

The CSA definition of marijuana states that, “Marijuana does not include the mature stalks of such plant, fiber produced from such stalks, oil or cake made from the seeds of such plant, any other compound, manufacture, salt, derivative, mixture, or preparation of such mature stalks (except the resin extracted therefrom), fiber, oil, or cake, or the sterilized seed of such plant which is incapable of germination."

Because our CBD products are Hemp Finished Products derived from the seeds and mature stalks of the cannabis plant, our products are excluded from the CSA definition of marijuana; however, other regulations such as those of the FDA are applicable to Hemp Finished Products sold as a food, drug or dietary supplement. The FDA under the Federal Food, Drug, and Cosmetic Act, ("FDCA"), regulates the formulation, manufacturing, packaging, labeling, distribution and sale of food, drugs, dietary supplements, and over-the-counter drugs.  The FDA has also determined that products containing THC and CBD are drugs which require its approval. Unlike the DEA, the FDA has not created an exemption that would make its regulations not applicable to Hemp Finished Products.  Further to date, the FDA has not approved any product containing or derived from marijuana for any indication and has not found any such product to be safe or effective for the treatment of any disease or condition. We have not obtained and do not plan to obtain FDA approval of our Hemp Finished Products. Our Hemp Finished Products include the following statement, “this product is not intended to diagnose, treat, cure, or prevent any disease or health condition”.

Some states are considering various taxation of marijuana-related products. These considerations seem to range from routine sales taxes to taxes similar to those imposed on tobacco products. It is unclear whether Hemp Finished Products would fall under these tax plans if and when they are imposed.

IRS section 280E prevents cannabis companies from deducting expenses from their income, except for those considered cost of goods sold. No deduction or credit is allowed for any amount paid or incurred during the taxable year in carrying on any trade or business if such trade or business (or the activities which comprise such trade or business) consists of trafficking in controlled substances (within the meaning of schedule I and II of the Controlled Substances Act) which is prohibited by Federal law or the law of any State in which such trade or business is conducted. If this section is enforced against the Company even though its products are Hemp Finished Products, it could create operating and cash flow problems in the future.

Among other matters, regulation by the FDA and FTC are concerned with product safety and claims made with respect to a product's ability to provide health-related benefits. Specifically, the FDA,  under the Federal Food, Drug, and Cosmetic Act, ("FDCA"), regulates the formulation, manufacturing, packaging, labeling, distribution and sale of drugs, food, including dietary supplements, and over-the-counter drugs.  The FTC regulates the advertising of these products. The National Advertising Division ("NAD")  of the Council  of  Better  Business  Bureaus  oversees  an industry sponsored, self-regulatory system that permits competitors to resolve disputes over advertising claims.  The NAD has no enforcement authority of its own, but may refer matters that appear to violate the Federal Trade Commission Act or the FDCA to the FTC or the FDA for further action, as appropriate.

The Dietary Supplement Health and Education Act ("DSHEA") was enacted in 1994, amending the FDCA. We believe DSHEA is generally favorable to consumers and to the dietary supplement industry. DSHEA establishes a statutory class of "dietary supplements”, which includes vitamins, minerals, herbs, amino acids and other dietary ingredients for human use to supplement the diet. Dietary ingredients marketed in the United States before October 15, 1994 may be marketed without the submission of a "new dietary ingredient" ("NDI") premarket notification to the FDA. Dietary ingredients not marketed in the United States before October 15, 1994 may require the submission, at least seventy-five (75) days before marketing of an NDI notification containing information establishing that the ingredient is reasonably expected to be safe for its intended use. Among other things, DSHEA prevents the FDA from regulating dietary ingredients in dietary supplements as "food additives" and allows the use of statements of nutritional support on product labels and in labeling. The FDA has issued final regulations under DSHEA and has issued draft guidance on NDI notification requirements. Further guidance and regulations are expected. Several bills to amend DSHEA in ways that would make this law less favorable to consumers and industry have been proposed in Congress.

The Nutrition Labeling and Education Act of 1990 ("NLEA”) amended the FDCA to establish additional requirements for ingredient and nutrition labeling and labeling claims for foods. If the NLEA labeling requirements change at a future time, we may need to revise our product labeling. Our non-CBD products are classified as dietary supplements. The FDA has concluded that THC and CBD products are excluded from the definition of a dietary supplement and the sale of these products as a food or drug product requires FDA approval. The FDA issued a Final Rule on GMPs for dietary supplements on June 22, 2007. The GMPs cover manufacturers and holders of finished dietary supplement products, including dietary supplement products manufactured outside the United States that are imported for sale into the United States. Among other things, the new GMPs: (a) require identity testing on all incoming dietary ingredients, call for a "scientifically valid system" for ensuring finished products meet all specifications, (b) include requirements related to process controls, including statistical sampling of finished batches for testing and requirements for written procedures, and (c) require extensive recordkeeping.

We have reviewed the GMPs and have taken steps to ensure compliance. While we believe we are in compliance, there can be no assurance that our operations or those of our suppliers will be in compliance in all respects at all times. Additionally, there is a potential risk of increased audits as the FDA and other regulators seek to ensure compliance with the GMP’s.

On December 22, 2006, Congress passed the Dietary Supplement and Nonprescription Drug Consumer Protection Act, which went into effect on December 22, 2007. The law requires, among other things, that companies that manufacture or distribute nonprescription drugs or dietary supplements report serious adverse events allegedly associated with their products to the FDA and institute recordkeeping requirements for all adverse events (serious and  non-serious).  There is a  risk that consumers, the press and government regulators could  misinterpret reported serious adverse events as evidence of causation by the ingredient or product complained of, which could lead to additional regulations, banned ingredients or products, increased insurance costs and a potential increase in product liability litigation, among other things.

The Consumer Product Safety Improvement Act of 2008 ("CPSIA") primarily addresses children's product safety but also improves the administrative process of the CPSC. Among other things, the CPSIA requires testing and certification of certain products and enhances the CPSC's authority to order recalls.

The FDA Food Safety Modernization Act ("FSMA"), enacted January 4, 2011, amended the FDCA to significantly enhance the FDA's authority over various aspects of food regulation. The FSMA granted the FDA mandatory recall authority when the FDA determines if there is reasonable probability that a food is adulterated or misbranded and that the use of, or exposure to, the food will cause serious adverse health consequences or death to humans or animals. Other changes include the FDA's expanded access to records; the authority to suspend food facility registrations and require high risk imported food to be accompanied by a certification; stronger authority to administratively detain food; the authority to refuse admission of an imported food if it is from a foreign establishment to which a U.S. inspector is refused entry for an inspection; and the requirement that importers verify that the foods they import meet domestic standards.

One of  the  FSMA's  more  significant  changes  is  the  requirement  of  hazard  analysis  and   risk-based preventive controls ("HARBPC") for all food facilities required to register  with  the  FDA,  except  dietary supplement facilities in compliance with both GMPs and the serious adverse event reporting requirements. Although dietary supplement facilities are exempt from the HARBPC  requirements, dietary ingredient facilities might  not  qualify for the exemption. The  HARBPC requirements,  which  the FDA has yet to propose, are expected to be onerous because facilities will have to develop and implement preventive controls to assure that identified  hazards  are  significantly  minimized  or prevented, monitor the effectiveness  of the  preventive controls and  maintain numerous records related  to the HARBPC. The HARBPC requirements may increase the  costs  of  dietary  ingredients  and/or affect our ability to obtain dietary ingredients.

As required by Section 113(b) of the FSMA, the FDA published in July 2011, a draft guidance document clarifying when the FDA believes a dietary ingredient is an NDI, when a manufacturer or distributor must submit an NDI premarket notification to the FDA, the evidence necessary to document the safety of an NDI and the methods for establishing the identity of an NDI. The draft guidance, if implemented as proposed, could have a material impact on our operations. Although our industry has strongly objected to several aspects of the draft guidance, it is unclear whether the FDA will make changes to the final guidance. In addition, it is possible that the FDA will begin taking enforcement actions consistent with the interpretations in the draft guidance before issuing a final version.

The new FSMA requirements, as well as the FDA enforcement of the NDI guidance as written, could require us to incur additional expenses, which could be significant, and negatively impact our business in several ways, including, but not limited to, the detention and refusal of admission of imported products, the injunction of manufacturing of any dietary ingredients or dietary supplements until the FDA determines that such ingredients or products are in compliance and the potential imposition of fees  for  re-inspection  of  noncompliant  facilities. Each of these events would increase our liability and could have a material adverse effect on our financial condition, results of operations or cash flows.

The FTC and the FDA have pursued a coordinated effort to challenge what they consider to be unsubstantiated and unsafe weight-loss products, and have also coordinated enforcement against dietary supplement claims in other areas, including children's products. Their efforts to date have focused on manufacturers and marketers as well as media outlets, and have resulted in a significant number of investigations and enforcement actions, some resulting in civil penalties of several million dollars under the Federal Trade Commission Act. We expect that the FTC and the FDA will continue to focus on health-related claims for dietary supplements and foods which could cause our non-CBD products to be the subject of an FTC/FDA inquiry.

Federal agencies, primarily the DEA, FDA and the FTC, have a variety of procedures and enforcement remedies available to them including initiating investigations, issuing warning letters and cease  and desist orders, requiring corrective labeling or advertising, requiring consumer redress (for example, requiring that a company offer to repurchase products previously sold to consumers), seeking injunctive relief or product seizures, imposing civil penalties, or commencing criminal prosecution. In addition, certain state agencies have similar authority. These federal and state agencies have in the past used these remedies in regulating participants in the food, dietary supplement and over-the-counter drug industries, including the imposition of civil penalties in the millions of dollars against a few industry participants.

Sincerely,

    /s/ Edgar Ward

Edgar Ward

Chief Executive Officer

& President